PROSPECTUS SUPPLEMENT NO. 9	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated May 1, 2006)	Registration No. 333-133072
UROPLASTY, INC.
1,918,809 Shares of Common Stock
and
1,180,928 Shares of Common Stock
Issuable Upon Exercise of Warrants
This prospectus supplement relates to shares of our common stock that may be sold at various times by certain selling shareholders. You should read this prospectus supplement no. 9, the prior prospectus supplements and the prospectus dated May 1, 2006, which are to be delivered with this prospectus supplement. Our May 1, 2006 prospectus is a combined prospectus under Rule 429(a) of the Securities Act of 1933, as amended, with our prior prospectus dated July 29, 2005 and supplements thereto (See Registration No. 333-126737 filed with the Securities and Exchange Commission on July 20, 2005 and declared effective on July 29, 2005).
This prospectus supplement contains our Current report on Form 8-K relating to changes to our Board of Directors. This report was filed with the Securities and Exchange Commission on August 30, 2006. The attached information supplements and supersedes, in part, the information contained in the prospectus.
Our common stock is traded on the American Stock Exchange under the symbol “UPI.” On August 30, 2006, the closing price of our common stock on the American Stock Exchange was $1.85 per share.
This investment is speculative and involves a high degree of risk. See “Risk Factors” on page 6 of the prospectus to read about factors you should consider before buying shares of the common stock.
Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
Prospectus Supplement dated August 31, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report: August 30, 2006
UROPLASTY, INC.
(Exact name of registrant as specified in charter)

000-20989	41-1719250

(Commission File No.)	(IRS Employer Identification No.)
Minnesota
(State or other jurisdiction of incorporation or organization)
5420 Feltl Road
Minnetonka, Minnesota 55343
(Address of principal executive offices)
952-426-6140
(Registrant’s telephone number, including area code)
Not Applicable
(Former Name and Address)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐ Written communications pursuant to Rule 425 of the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
Item 9.01 Financial Statements and Exhibits.
SIGNATURES

Item 5.02. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.
     On August 28, 2006, Sam B. Humphries and Joel R. Pitlor resigned from our Board of Directors. At the same time, our Board elected Lee A. Jones, Sven A. Wehrwein and James P. Stauner as new independent directors to our Board.
     Resignation of Directors. On August 28, 2006, Sam B. Humphries and Joel R. Pitlor informed us of their resignation from our Board. Mr. Pitlor had also served on our Compensation Committee. Mr. Humphries and Mr. Pitlor did not have disagreements with us relating to our operations, policies or practices.
     Election of Directors. On August 28, 2006, our Board of Directors elected Lee A. Jones, Sven A. Wehrwein and James P. Stauner as directors to fill the vacancies created by the resignation of Mr. Humphries and Mr. Pitlor, and the death of Daniel G. Holman earlier this year. We expect to nominate these three individuals for election by our shareholders at the next Annual Meeting of the Shareholders.
     Ms. Jones’ Background. Ms. Jones has more than 20 years of healthcare and medical device industry experience. Since 1997, she has served as President and Chief Executive Officer of Inlet Medical, Inc. (a Cooper Surgical company (NYSE: COO) since November 2005), specializing in minimally interventional laparoscopic products. Prior to joining Inlet, she had a 14-year career at Medtronic, Inc. (NYSE: MDT) where she held various technical and operating positions, most recently serving as Director, General Manager of Medtronic Urology/Interstim division. Ms. Jones currently serves as a member of the Board of Directors of Impres Medical, Inc. She holds a Bachelor of Science degree in Chemical Engineering from the University of Minnesota.
     Mr. Wehrwein’s Background. Mr. Wehrwein has over 25 years of experience in corporate finance and investment banking, including serving as Chief Financial Officer of InStent Inc. and Digi International. Since 1999, he has provided financial-consulting services to emerging growth companies. Mr. Wehrwein also serves on the Board of Directors of Vital Images, Inc. (NASDAQ: VTAL), Synovis Life Technologies, Inc. (NASDAQ: SYNO) and Van Wagoner Funds, Inc. He holds a Master’s of Business Administration degree in Finance from the Sloan School at the Massachusetts Institute of Technology and is a Certified Public Accountant.
     Mr. Stauner’s Background. Mr. Stauner has over 27 years of experience in the healthcare industry. Since July 2005, he has been the Operating Principal with Roundtable Healthcare Partners, a private equity firm focused on the healthcare industry. Prior to joining Roundtable Healthcare Partners, Mr. Stauner held various positions between 1999 and 2005 at Cardinal Health, Inc. (NYSE:CAH), most recently as President of the Manufacturing Business Groups and a member of the Senior Management Operating Committee. He holds a Bachelor of Science degree in Business Administration from the University of Illinois.
     Ms. Lee, Mr. Wehrwein and Mr. Stauner do not have a direct or indirect material interest in any currently proposed transaction to which we are or to be a party in which the amount involved exceeds $60,000, nor were there any arrangements or understandings between them and any other persons pursuant to which we elected them to our Board of Directors.
Item 9.01 Financial Statements and Exhibits.
(c) Exhibits

Exhibit No.	Description
99.1	Press Release dated August 30, 2006 (filed herewith).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 30, 2006

UROPLASTY, INC.
By:	/s/ Mahedi A. Jiwani
Mahedi A. Jiwani
Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1
NEWS RELEASE
UROPLASTY ANNOUNCES CHANGES TO BOARD OF
DIRECTORS
MINNEAPOLIS, MN, AUGUST 30, 2006 — Uroplasty, Inc. (AMEX:UPI) announced today that it has accepted the resignations of Mr. Sam B. Humphries and Mr. Joel R. Pitlor from its Board of Directors effective August 28, 2006.
To fill these two newly created Board openings, along with the open Board position vacated by the passing of Mr. Daniel G. Holman earlier this year, the Company announced the election by the Board of Directors of Ms. Lee A. Jones, Mr. Sven A. Wehrwein and Mr. James P. Stauner. The Company expects to nominate these three individuals for election by the shareholders at the next Annual Meeting of Shareholders.
David B. Kaysen, President and Chief Executive Officer of Uroplasty said, “I am extremely pleased to be welcoming these outstanding individuals as our new Board members. All three bring tremendous energy, knowledge and resources to our Board of Directors. We expect these new Board members to quickly understand our business and our focus on minimally invasive urological solutions to voiding dysfunctions such as stress urinary incontinence and overactive bladder, and become tremendous resources to our entire organization. As Uroplasty evolves into a customer-focused, market-driven organization, I believe that Lee, Sven and Jim will all be key participants in helping us achieve our goals as an organization.”
Ms. Lee A. Jones — Ms. Jones is currently the President and Chief Executive Officer of Inlet Medical Inc. of Eden Prairie, Minnesota, a company specializing in laparoscopic and gynecological procedure kits. CooperSurgical, a business unit of The Cooper Companies, Inc. purchased Inlet in November of 2005. Prior to joining Inlet, Ms. Jones spent 14 years at Medtronic Inc., most recently as Director, General Manager, Medtronic Urology/Interstim. Ms. Jones led the creation of Medtronic’s urology business from an internal research project into a new business division. Ms. Jones has a Bachelor of Science in Chemical Engineering from the University of Minnesota. She is a member of the Board of Directors of Edina, Minnesota-based Impres Medical, Inc. a privately held company focusing on certain women’s health issues.
Mr. Sven A. Wehrwein — Mr. Wehrwein has over 25 years experience in corporate finance and investment banking, including serving as Chief Financial Officer of InStent Inc. and Digi International Inc. Since 1999, he has provided financial-consulting services to emerging growth companies. Mr. Wehrwein also serves on the Board of Directors of Vital Images, Inc., Synovis Life Technologies and Van Wagoner Funds, Inc. He received his Master’s of Business Administration degree in Finance from the Sloan School at the Massachusetts Institute of Technology and is a Certified Public Accountant.
Mr. James P. Stauner — Mr. Stauner is an Operating Principal with RoundTable Healthcare Partners, an operating-oriented private equity firm focused on the healthcare industry, located in Lake Forest, Illinois. Mr. Stauner has over 27 years of operating experience in the healthcare industry. He began his career at American Hospital Supply Corporation and moved to Baxter International when those two companies merged. He became a Corporate Officer at Allegiance Healthcare, a Baxter spin-off, where he was responsible for its medical device manufacturing businesses as well as its consulting and services groups. He then became President of Cardinal Health, Inc.’s Medical-Surgical Distribution business with revenues of $4.5 billion including 1,200 sales professionals and 45 distribution centers around the United States. Mr. Stauner finished his career at Cardinal as President of the manufacturing business groups and was a member of the Senior Management Operating Committee. Mr. Stauner received his Bachelor of Science in Business from the University of Illinois.
Mr. Kaysen went on to say, “In addition to welcoming these three outstanding individuals to our Board, I especially want to thank both Joel Pitlor and Sam Humphries for their valuable service as Board members at Uroplasty. Both of these gentlemen have contributed greatly to the Company and we all appreciate their service and support over the years.”
Mr. R. Patrick Maxwell, Chairman of the Board, said, “Let me reiterate David’s thanks to both Joel Pitlor and Sam Humphries for their tenure and efforts as Board members for Uroplasty. I too am excited to welcome Lee, Sven and Jim to the Board of Directors. We believe that Uroplasty will be changing and growing in the future, and these three individuals bring substantial operating, financial, sales and marketing and practical experience to the Board at this exciting time in the Company’s history.”
***
Uroplasty, Inc., headquartered in Minnetonka, Minnesota, with wholly-owned subsidiaries in The Netherlands and the United Kingdom, is a medical device company that develops, manufactures and markets innovative, proprietary products for the treatment of voiding dysfunctions, including urinary and fecal incontinence, overactive bladder and vesicoureteral reflux.
The Urgent® PC Neuromodulation System is a proprietary, minimally invasive nerve stimulation device designed for office-based treatment of overactive bladder symptoms of urge incontinence, urinary urgency and urinary frequency. Application of neuromodulation therapy targets specific nerve tissue and disrupts the signals that lead to the symptoms of overactive bladder. Uroplasty sells the Urgent PC system in the United States, in Canada and in countries recognizing the CE mark. Outside the United States, the Urgent PC is also indicated for the treatment of fecal incontinence
The I-STOP™ Mid-Urethral Sling is a biocompatible, tension-free sling used to treat female stress urinary incontinence. The I-STOP sling provides a hammock-like support for the urethra to prevent urine leakage associated with activities such as coughing, laughing, lifting or jumping. Uroplasty sells the I-STOP Sling in the United Kingdom and in the United States.
Macroplastique® Implants, Uroplasty’s patented soft tissue bulking agent, is used to treat both female and male urinary incontinence and to treat vesicoureteral reflux in children. When Macroplastique is injected into tissue, it stabilizes and “bulks” the tissue, providing the surrounding muscles with increased capability to control the flow of urine.

Additionally, Uroplasty markets soft tissue bulking agents for specific indications such as PTQ™ Implants for the treatment of fecal incontinence, VOX® Implants for the treatment of vocal cord rehabilitation and Bioplastique® for augmentation or restoration of soft tissue defects in plastic surgery indications. Uroplasty’s bulking products are sold outside the United States.
The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. This press release contains forward-looking statements, which reflect our views regarding future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties, including those identified below, which could cause actual results to differ materially from historical results or those anticipated. The words “aim,” “believe,” “expect,” “anticipate,” “intend,” “estimate” and other expressions, which indicate future events and trends, identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending upon a variety of factors, including, but not limited to: the effect of government regulation, including when and if we receive approval for marketing products in the United States; the impact of international currency fluctuations on our cash flows and operating results; the impact of technological innovation and competition; acceptance of our products by physicians and patients, our historical reliance on a single product for most of our current sales; our ability to commercialize our recently licensed product lines; our intellectual property and the ability to prevent competitors from infringing our rights; the ability to receive third party reimbursement for our products; the results of clinical trials; our continued losses and the possible need to raise additional capital in the future; our ability to manage our international operations; our ability to hire and retain key technical and sales personnel; our dependence on key suppliers; future changes in applicable accounting rules; and volatility in our stock price.
FOR FURTHER INFORMATION: visit Uroplasty’s web page at www.uroplasty.com or contact Mr. Kaysen.
UROPLASTY, INC.
David B. Kaysen, President / CEO
5420 Feltl Road
Minnetonka, Minnesota 55343
Tel: 952.426.6140
Fax: 952.426.6199
E-mail: dave.kaysen@uroplasty.com